LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

December 21, 2020

Mr. Michael Volley

Mr. Amit Pande

Ms. Jessica Livingston

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.

Re: Legion Capital Corporation – Form 1-A

File No: 024-11332

Dear Messrs. Volley, Pande, Field and Ms. Livingston,

We are in receipt of your Comment Letter dated December 4, 2020 in the referenced matter. We have filed a Form 1-AA simultaneously herewith and further respond to your Comment Letter as follows:

Amendment No. 1 to Offering Statement of Form 1-A filed November 17, 2020 Cover Page

1.	Referencing prior comment 9, please include the cover page legend required by Rule 253(f) of Regulation A. Please also expand the cover page to briefly disclose the plan of distribution, particularly that this is a self-underwritten offering to be sold by your officers and directors with proceeds immediately available to the company.

RESPONSE: WE HAVE REVISED THE FILING ACCORDINGLY.

Table of Contents, page i

2.	Please add the Plan of Distribution section.

RESPONSE: WE HAVE REVISED THE FILING ACCORDINGLY

The Offering, page 4

3.	We note your response to comment 2. As requested, please disclose all securities outstanding prior to this offering, as of recent date, including preferred stock, notes and bonds, including associated interest rates.

RESPONSE: WE HAVE REVISED THE FILING ACCORDINGLY

Financial Statements, page F-1

4.	Please revise your annual and interim financial statements to:

●	separately present each material type of revenue in your income statement,

●	clearly describe the key characteristics and nature of each type of revenue or fee,

●	more clearly disclose your revenue recognition policy for each type of revenue including interest income,

●	more clearly disclose which fees are in the scope of ASC 310-20, and

●	for those fees which are in the scope of ASC 310-20, please ensure they are presented as an adjustment of yield as part of interest income in accordance with ASC 310-20- 45.

RESPONSE: We will prospectively report our financial statements to reflect the corresponding changes below including reclassifying prior periods and will include unamortized loan fee balances on our financial statements and in our disclosures. We have revised our filing to include the following disclosure:

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, origination fees and participation fees.

The Company recognizes revenue from our loan business in accordance with ASC 310-20. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Our contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance, materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Statements of Consolidated Cash Flow, page F-6

5.	Please revise to present receipts from and disbursements for business loans in the investing section of the statement of cash flows or tell us why you believe your current presentation in the operating section is appropriate. Refer to ASC 230-10-45-12 and -13 for guidance.

RESPONSE: We will revise prospectively in all future filings to present the receipts from and disbursements for business loans in the investing section of the statement of cash flows.

Note 2: Summary of Significant Accounting Policies, page F-8

6.	We note your disclosure in Note 7 that you took ownership of commercial properties on which you had outstanding business loans receivable. Please revise your summary of significant accounting policies to include your accounting policies related to real estate owned. Please clearly discuss how you measure the acquired property upon receipt and satisfaction of the receivable.

RESPONSE: We have included the following disclosure in the MD&A section of our revised filing and we will also include the following disclosure prospectively in our 2020 1-K filing and all future filings in our Summary of Significant Accounting Policies and as additional disclosure in Note 7:

We acquired these properties in exchange for forgiveness of our outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Sincerely,

/s/ Jim Byrd
Chief Executive Officer

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